

MITCHELL SILBERBERG & KNUPP LLP
A LAW PARTNERSHIP INCLUDING PROFESSIONAL CORPORATIONS

Mark T. Hiraide
(310) 529-8659
mth@msk.com

September 11, 2023

BY EMAIL (PANOSN@SEC.GOV)
CONFIDENTIAL

Nicholas Panos
Division of Corporation Finance
Office of Mergers & Acquisitions

Re: Safe & Green Holdings Corp.; Sch 13D filed by John William Shaw filed March 29, 2023 (File No. 005-53033)

Dear Mr. Panos:

Thank you for discussing the captioned matter with me today. As we discussed, we are counsel to John Shaw.

Please be advised that Mr. Shaw, who previously was unaware of the Williams Act and reporting obligations thereunder, sold several put contracts on the common stock of Safe & Green Holdings Corp. As a result of a decline in the market price of Safe & Green Holdings Corp., Mr. Shaw was required to acquire common stock in excess of reporting thresholds. Upon learning of his reporting obligations to the U.S. Securities and Exchange Commission, Mr. Shaw engaged predecessor legal counsel to assist him in complying with his filing obligations.

We have since been engaged by Mr. Shaw as his counsel and will work with him to ensure that all filing obligations are timely met. If you need further information, please do not hesitate to call me. Thank you.

Very truly yours,

MITCHELL SILBERBERG & KNUPP LLP

/s/ MARK T. HIRAIDE

By: Mark T. Hiraide

MTH:jmh

2049 Century Park East, 18th Floor, Los Angeles, California 90067-3120
Phone: (310) 312-2000 Fax: (310) 312-3100 Website: WWW.MSK.COM

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